Notice of
Annual General Meeting
of Shareholders
&
Management
Information Circular

TO BE HELD MAY 28, 2008

NovaGold Resources Inc.
Suite 2300
200 Granville Street
Vancouver, British Columbia
V6C 1S4
Tel: 604-669-6227 or 1-866-669-6227
Fax: 604-669-6272
Website: www.novagold.net

NOVAGOLD RESOURCES INC.
200 Granville Street, Suite 2300
Vancouver, British Columbia V6C 1S4
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

     NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of the Shareholders of NovaGold Resources Inc. (the “Corporation”) will be held at the Pan Pacific Hotel, Coal Harbour Room, 999 Canada Place, Vancouver, British Columbia, on Wednesday, May 28, 2008 at 2:00 p.m. (Vancouver time), for the following purposes:

1.

To receive the Annual Report of the Directors containing the consolidated financial statements of the Corporation for the year ended November 30, 2007, together with the Report of the Auditors thereon, copies of which accompany this Notice;

2.	To elect Directors of the Corporation for the forthcoming year;

3.	To appoint the Auditors of the Corporation for the forthcoming year and to authorize the Directors to fix the Auditors’ remuneration;

4.	To transact such further and other business as may properly come before the Meeting or any adjournment thereof.

     The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular accompanying and forming part of this Notice.

     Only Shareholders of record at the close of business on April 23, 2008 are entitled to receive notice of the Meeting and to vote at the Meeting.

     To assure your representation at the Meeting, please complete, sign, date and return the enclosed proxy, whether or not you plan to personally attend. Sending your proxy will not prevent you from voting in person at the Meeting. All proxies completed by registered shareholders must be returned to the Corporation by delivering the proxy to the Corporation’s transfer agent, Computershare Investor Services Inc. at its office at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, for receipt not later than Monday, May 26, 2008, at 2:00 p.m. (Vancouver time) and 6:00 p.m. (Halifax time).

     Non-registered Shareholders whose shares are registered in the name of an intermediary should carefully follow voting instructions provided by the intermediary. More detailed description on returning proxies by non-registered shareholders can be found on page 2 of the attached Management Information Circular.

     DATED at Vancouver, British Columbia, this 15th day of April, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

“Rick Van Nieuwenhuyse”

Rick Van Nieuwenhuyse, President and Chief Executive Officer

INFORMATION REGARDING ORGANIZATION AND CONDUCT OF MEETING

Solicitation of Proxies

     THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY OR ON BEHALF OF THE MANAGEMENT OF NOVAGOLD RESOURCES INC. (the “Corporation”) for use at the Annual General Meeting of Shareholders of the Corporation to be held at the Pan Pacific Hotel, Coal Harbour Room, 999 Canada Place, Vancouver, British Columbia, at 2:00 p.m. (Vancouver time) on Wednesday, May 28, 2008 (the “Meeting”) or at any adjournment thereof for the purposes set forth in the accompanying Notice of Meeting. Solicitation of proxies will be by mail or courier supplemented by telephone or other personal contact by employees or agents of the Corporation at nominal cost, and all costs thereof will be paid by the Corporation. The Corporation will also pay the fees and costs of intermediaries for their services in transmitting proxy related material in accordance with National Instrument 54-101. Unless otherwise specified, the information in this Information Circular is current as at April 15, 2008.

     The Board of Directors of the Corporation has fixed the record date for the Meeting as the close of business on April 23, 2008 (the “Record Date”). If a person acquires ownership of shares subsequent to the Record Date he may establish a right to vote by delivering evidence of ownership of his Common Shares satisfactory to the Board of Directors and the request for his name to be placed on the voting list to Blake, Cassels & Graydon LLP, the Corporation’s legal counsel, at Suite 2600, 595 Burrard Street, Vancouver, BC, V7X 1L3, Attention: Peter Kalbfleisch. Subject to the above, all registered holders of Common Shares at the close of business on the Record Date will be entitled to vote at the Meeting. Such registered holders will be entitled to one vote each on a show of hands and one vote per Common Share on a poll.

     Two or more persons present in person or by proxy representing at least 10% of the Common Shares entitled to vote at the Meeting will constitute a quorum at the Meeting.

     Your vote is being solicited by the management of the Corporation. The Corporation expects that the solicitation will be primarily by mail, but also may include telephone, email, fax or oral solicitations. Innisfree M&A Incorporated has been retained by the Corporation to provide proxy solicitation services. Under the terms of that agreement, a fee of approximately US$25,000 will be paid along with the reimbursement for certain customary and reasonable disbursements. The proxy solicitation company will also be indemnified against certain liabilities that may arise out of the performance of its proxy solicitation services.

Appointment and Revocation of Proxies

     Proxies must be received by Computershare Investor Services Inc. not later than Monday, May 26, 2008 at 2:00 p.m. (Vancouver time) and 6:00 p.m. (Halifax time).

     A Shareholder who has given a proxy may revoke it at any time insofar as it has not been exercised. In addition to any other manner permitted by law, a Shareholder who has given an instrument of proxy may revoke it by instrument in writing, executed by the Shareholder or by his attorney authorized in writing, or if the Shareholder is a corporation, under its corporate seal, and deposited either with the Corporation’s legal counsel, Blake, Cassels & Graydon LLP, at Suite 2600, 595 Burrard Street, Vancouver, BC, V7X 1L3, Attention: Peter Kalbfleisch, or with the Corporation’s transfer agent, Computershare Investor Services Inc. at its office at 9th Floor, 100 University Avenue, Toronto, ON, M5J 2Y1, at any time up to and including the last business day preceding the Meeting at which the proxy is to be used, or any adjournment thereof or with the Chairman of such Meeting on the date of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked. A Shareholder attending the Meeting has the right to vote in person and if he does so, his proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting.

     The persons named in the enclosed instrument appointing proxy are Officers and Directors of the Corporation. Each Shareholder has the right to appoint a person or a company (who need not be a Shareholder) to attend and act for him and on his behalf at the Meeting other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated on the enclosed instrument appointing proxy and by inserting such person’s name in the blank space provided for that purpose or by completing another form of proxy acceptable to the Board of Directors of the Corporation.

Registered Shareholders

     Registered Shareholders have two methods by which they can vote their shares at the Meeting, namely in person or by proxy. Shareholders wishing to vote in person at the Meeting should not complete and return the proxy included with this Information Circular. The vote will be taken and counted at the Meeting. Shareholders who do not wish to attend the Meeting or do not wish to vote in person, can vote by proxy.

     A registered Shareholder must return the completed proxy to the Corporation by delivering the proxy to the Corporation’s transfer agent, Computershare Investor Services Inc. at its office at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, for receipt not later than May 26, 2008, at 2:00 p.m. (Vancouver time) and 6:00 p.m. (Halifax time).

Non-Registered Shareholders

     Shares may not be registered in the Shareholder’s name but in the name of an intermediary (which is usually a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates). Shares owned by such non-registered Shareholders may only be voted at the meeting by following the instructions provided by the intermediaries.

     The Corporation has distributed copies of the Meeting materials to intermediaries for distribution to non-registered Shareholders. Intermediaries are required to deliver these materials to all non-registered Shareholders of the Corporation who have not waived their rights to receive these materials, and to seek instructions as to how to vote the shares. Often, intermediaries will use a service company (such as ADP Investor Communications) to forward these meeting materials to non-registered Shareholders.

     Non-registered Shareholders who receive meeting materials will typically be given the ability to provide voting instructions in one of two ways.

     Usually a non-registered Shareholder will be given a voting instruction form which must be completed and signed by the non-registered Shareholder in accordance with the instructions provided by the intermediary. In this case, the mechanisms described above for registered Shareholders cannot be used and the instructions provided by the intermediary must be followed (which in some cases may allow completion of the voting instruction form by telephone or the Internet).

     Occasionally, however, a non-registered Shareholder may be given a proxy that has already been signed by the intermediary. This form of proxy is restricted to the number of shares beneficially owned by the non-registered Shareholder but is otherwise not completed. This form of proxy does not need to be signed by the non-registered Shareholder. In this case, the proxy needs to be completed by the non-registered Shareholder and returned to the Corporation in a manner described above.

     The purpose of these procedures is to allow non-registered Shareholders to direct the voting of the shares that they beneficially own but that are not registered in their name. Should a non-registered Shareholder who receives either a form of proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on his behalf), the non-registered Shareholder should strike out the persons named in the form of proxy as the proxy holder and insert the non-registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions provided by the intermediary. In either case, non-registered Shareholders should carefully follow the instructions provided by the intermediary.

     Proxies returned by intermediaries as “non-votes” because the intermediary has not received instructions from the non-registered Shareholder with respect to the voting of certain shares and, under applicable stock exchange or other rules, the intermediary does not have the discretion to vote those shares on one or more of the matters that come before the Meeting, will be treated as not entitled to vote on any such matter and will not be counted as having been voted in respect of any such matter. Shares represented by such broker “non-votes” will, however, be counted in determining whether there is a quorum.

Exercise of Proxies

     Where a choice is specified, the Common Shares represented by proxy will be voted for, withheld from voting or voted against, as directed, on any poll or any ballot that may be called. Where no choice is specified, the enclosed proxy will confer discretionary authority and will be voted in favour of all matters referred to on the form of proxy. The proxy also confers discretionary authority to vote for, withhold from voting or vote against amendments or variations to matters identified in the Notice of Meeting and with respect to other matters not specifically mentioned in the Notice of Meeting but which may properly come before the Meeting. Management has no present knowledge of any amendments or variations to matters identified in the Notice of Meeting or any business other than that referred to in the accompanying Notice of Meeting which will be presented at the Meeting. However, if any other matters properly come before the Meeting, it is the intention of the person named in the enclosed proxy to vote in accordance with the recommendations of Management of the Corporation.

Voting Shares and Principal Holders Thereof

     As at April 15, 2008, the Corporation has outstanding 105,161,311 Common Shares without nominal or par value. Each Common Share is entitled to one vote.

     To the knowledge of the Directors and senior officers of the Corporation, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Common Shares of the Corporation as of April 15, 2008 except as described below:

Name of Shareholder	Number of Voting Securities	Percentage of Outstanding Voting Securities
Tradewinds NWQ Global Investors, LLC	17,285,447	16.4%

ELECTION OF DIRECTORS

     According to the Articles of Association of the Corporation, the Board of Directors shall consist of not less than one nor more than 10 persons, such number within that range to be determined by resolution of the Directors of the Corporation. The Board of Directors has presently determined that the business of the Corporation may properly be conducted by a Board of Directors consisting of seven Directors.

     The persons nominated in the list that follows are, in the opinion of Management, well qualified to direct the Corporation’s activities for the ensuing year and have confirmed their willingness to serve as Directors, if elected. The term of office of each Director elected will be until the next annual meeting of the Shareholders of the Corporation or until his successor is duly appointed.

     Unless the proxy specifically instructs the proxyholder to withhold such vote, Common Shares represented by the proxies hereby solicited shall be voted for the election of the nominees whose names are set forth below. If, prior to the Meeting, any of the listed nominees shall become unavailable to serve, the persons designated in the proxy form will have the right to use their discretion in voting for a properly qualified substitute.

     Greater than 50% of the votes cast by Shareholders present in person or by proxy is required to elect the Directors.

Name, Province or State and Country of Residence	Present Position in the Corporation	Principal Occupation	Director Since	Common Shares Beneficially Owned as of April 15, 2008
Patrick G. Downey British Columbia, Canada	Director	President and Chief Executive Officer of Aura Minerals Inc.	2007	Nil
Tony S. Giardini British Columbia, Canada	Director	Chief Financial Officer of Ivanhoe Mines Ltd.	-	Nil
Kalidas V. Madhavpeddi(1) Arizona, United States of America	Director	President of Azteca Consulting LLC.	2007	Nil
Gerald J. McConnell(2) Nova Scotia, Canada	Director	President and Chief Executive Officer of Etruscan Resources Inc.	1984	39,501
Cole E. McFarland(2) California, United States of America	Director	Principal of McFarland & Associates	2001	3,300
Clynton R. Nauman(3) Washington, United States of America	Director	Chief Executive Officer of Alexco Resource Corp. and Asset Liability Management Group ULC	1999	290,517
James L. Philip(1) (2) British Columbia, Canada	Director	President of Clan Chatton Finance Ltd.	2003	Nil
Rick Van Nieuwenhuyse(3) British Columbia, Canada	President, CEO and Director	President and Chief Executive Officer of the Corporation	1999	2,090,958

(1)	Member of the Audit and Corporate Governance Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Technical Committee.

Patrick G. Downey, P.Eng

     Mr. Downey, a Director of the Corporation, is a professional engineer with over 20 years of experience in the resource industry on four continents. He is President and CEO of Aura Minerals Inc., a TSX-listed company actively exploring and developing properties in Brazil. Mr. Downey is a director of Corex Gold Corporation, Magnum Uranium Corp. and Zoloto Resources. Previously, he was President and CEO of Viceroy Exploration Ltd. and President of Consolidated Trillion Resources Ltd. and Oliver Gold Corporation. He also held Project Engineer positions on several large-scale gold mining operations, including La Coipa in Chile and the Misima and Porgera mines in Papua New Guinea, as Vice President of Rescan Engineering Ltd. and Project Manager for Kilborn Engineering Ltd. Prior to these Canada-based positions, Mr. Downey held operating engineering positions at several mining projects for Anglo American Corporation in South Africa.

Tony S. Giardini, CA, CPA

     Mr. Giardini is Chief Financial Officer of Ivanhoe Mines Ltd., an international mining company, listed on the TSX and the NYSE, with operations focused in Central Asia and the Asia Pacific region. Prior to joining Ivanhoe, Mr. Giardini spent more than 10 years with Placer Dome Inc. where he was Placer's Vice-President and Treasurer, responsible for managing and overseeing the company's debt and capital market activities, including managing banking relationships with US, Canadian and international banks. During his time at Placer, Mr. Giardini led the financing team that raised in excess of US$1 billion in debt and equity financings. Prior to joining Placer, he spent 12 years with accounting firm KPMG.

Kalidas V. Madhavpeddi

     Mr. Madhavpeddi, a Director of the Corporation, brings over 20 years of experience in business development, corporate strategy, global mergers and acquisitions, marketing, trading and sales. After nearly 25 years with Phelps Dodge, at that time the world’s largest publicly traded copper company, Mr. Madhavpeddi now works as President, Azteca Consulting LLC, an investment and advisory company to the mining industry. Mr. Madhavpeddi has held various executive positions at Phelps Dodge including Senior Vice President, Business Development, President, Phelps Dodge Wire and Cable Co., and Senior Vice President, Phelps Dodge Sales Company.

Gerald J. McConnell, Q.C.

     Mr. McConnell, a Director of the Corporation, is the Chairman, President and Chief Executive Officer of Etruscan Resources Inc., a junior natural resource company. He is also a director of Etruscan Resources. From December 1984 to January 1998, Mr. McConnell was the President of the Corporation and from January 1998 to May 1999 he was the Chairman and Chief Executive Officer of the Corporation. Gerald McConnell was called to the bar of Nova Scotia in 1971 and was an associate and partner with the law firm, Patterson Palmer, Halifax Regional Municipality, Nova Scotia from 1971 to 1987.

Cole E. McFarland

     Mr. McFarland, a Director of the Corporation, is a veteran of the mining industry with over 40 years of experience in the development and operation of mineral properties in the United States and the Philippines, with extensive experience in Alaska. Mr. McFarland was President and Chief Executive Officer of Placer Dome US Inc. from 1987 until his retirement in July 1995. During that period, Placer Dome US Inc. substantially expanded gold production at several mines and initiated development of the Cortez world-class Pipeline deposit. Prior to his appointment as President of Placer Dome US Inc., Mr. McFarland held a number of managerial and executive positions within the Placer Dome group of companies. Mr. McFarland is a director of Canyon Copper. He was a past director of Bema Gold Corp and has just completed a one year directorship with Kinross Gold Corporation, related to the Bema Gold acquisition by Kinross.

Clynton R. Nauman

     Mr. Nauman, a Director of the Corporation, is the Chief Executive Officer of Alexco Resource Corp., Asset Liability Management Group ULC, and was formerly President of Viceroy Gold Corporation and Viceroy Minerals Corporation and a director of Viceroy Resource Corporation, positions he held from February 1998 until February 2003. Previously, Mr. Nauman was the General Manager of Kennecott Minerals from 1993 to 1998. Mr. Nauman has 25 years of diversified experience in the mining industry ranging from exploration and business development to operations and business management in the precious metals, base metals and coal sectors.

James L. Philip, CA

     Mr. Philip, a director of the Corporation, is the President of Clan Chatton Finance Ltd., a private investment holding company. Mr. Philip joined Morgan & Company Chartered Accountants in May 1980 and became a partner in June 1981 and was managing partner from August 1993 until December 2004. Mr. Philip is a chartered accountant and has over 25 years of public accounting experience, servicing mainly companies listed on Canadian and United States stock exchanges. His clients included a significant number of public companies in the mining resource sector. The services he provided his clients include assisting them with the financial aspects of continuous disclosure reporting requirements in Canada and the United States.

Rick Van Nieuwenhuyse

     Mr. Van Nieuwenhuyse joined the Corporation as President and Chief Operating Officer in January 1998 and was appointed as Chief Executive Officer in May 1999. Mr. Van Nieuwenhuyse brings with him over 25 years of experience in the natural resource sector including most recently as Vice President of Exploration for Placer Dome. In addition to his international exploration perspective, Mr. Van Nieuwenhuyse brings years of working experience in and knowledge of Alaska to the Corporation. Mr. Van Nieuwenhuyse has managed projects from grassroots discovery through to advanced feasibility studies and production. Mr. Van Nieuwenhuyse holds a Candidature degree in Science from the Universite de Louvain, Belgium, and a Masters of Science degree in geology from the University of Arizona.

STATEMENT OF EXECUTIVE COMPENSATION

     The summary compensation table below sets out information for the Corporation’s fiscal years ended November 30, 2005, November 30, 2006 and November 30, 2007 for the President and Chief Executive Officer, the Chief Financial Officer and the three most highly compensated executive officers of the Corporation whose individual total salary and bonus for the most recently completed financial year exceeded $150,000, and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively, the “Named Executives Officers” or “NEOs”). The information includes annual salary earned, incentive bonuses earned and all other compensation during those fiscal periods.

Summary Compensation Table

All amounts in Canadian Dollars:

Named Executive Officer Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Compen- sation ($)
		Salary ($)(1)	Bonus ($)(2)	Other Annual Compen- sation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Rick Van Nieuwenhuyse, President and Chief Executive Officer	2007 2006 2005	621,250 517,650 430,300	350,000 150,000 182,475	55,440(3) 36,464(4) 35,984(5)	Nil 200,000 250,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Peter W. Harris, Senior Vice-President and Chief Operating Officer(6)	2007 2006 2005	311,000 300,000 25,000	150,000 Nil Nil	19,000 Nil Nil	Nil Nil 400,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Robert J. (Don) MacDonald, Senior Vice-President, Chief Financial Officer and Secretary	2007 2006 2005	288,650 272,167 227,500	150,000 75,000 60,000	19,000 Nil Nil	Nil 75,000 135,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Douglas Brown, Vice- President, Business Development	2007 2006 2005	200,473 189,082 173,496	95,106 57,110 42,685	5,703 Nil Nil	Nil 60,000 100,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Joseph Piekenbrock, Vice-President, Exploration	2007 2006 2005	195,389 182,562 168,734	95,106 57,110 45,604	Nil Nil Nil	Nil 60,000 100,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	The salary figures represent gross salaries before deductions.
(2)	The bonuses identified here relate to activities for the previous year. No bonuses are being paid in 2008 for 2007 activities.
(3)	The 2007 amount includes RRSP of $19,000, a car allowance of $14,976, school tuition of $12,615, and an interest free loan benefit of $8,849.
(4)	The 2006 amount includes a car allowance of $14,976, school tuition of $12,029, and an interest free loan benefit of $9,459.
(5)	The 2005 amount includes a car allowance of $13,728, school tuition of $11,150, and an interest free loan benefit of $11,106.
(6)	Mr. Harris commenced his employment with the Corporation in November 2005.

Option Grants During the Most Recently Completed Financial Year

     No options were granted to the Named Executive Officers during the most recently completed financial year pursuant to the Corporation’s Stock Option Plan.

Named Executive Officer Name	Securities under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date (MM/DD/YY)
Rick Van Nieuwenhuyse	Nil	n/a	n/a	n/a	n/a
Peter W. Harris	Nil	n/a	n/a	n/a	n/a
Robert J. (Don) MacDonald	Nil	n/a	n/a	n/a	n/a
Douglas Brown	Nil	n/a	n/a	n/a	n/a
Joseph Piekenbrock	Nil	n/a	n/a	n/a	n/a

Aggregated Option Exercises During The Most Recently Completed Financial Year and Financial Year End Option Values

     The Named Executive Officers acquired the following Common Shares of the Corporation pursuant to the exercise of stock options during the fiscal year ended November 30, 2007. The value of unexercised in-the-money options at fiscal year end is the difference between the fair market value of the Common Shares on November 30, 2007 which was $9.72 and the exercise price of the options.

Named Executive Officer Name	Securities, Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options/SARs at Nov. 30, 2007 (#)		Value of Unexercised In-the-Money Options/SARs at Nov. 30, 2007 ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Rick Van Nieuwenhuyse	Nil	Nil	2,096,296	Nil	$12,155,747	Nil
Peter W. Harris	Nil	Nil	400,000	Nil	$252,000	Nil
Robert J. (Don) MacDonald	43,500	$609,220	366,500	Nil	$617,250	Nil
Douglas Brown	20,000	$322,000	260,000	Nil	$398,000	Nil
Joseph Piekenbrock	10,000	$178,175	525,185	Nil	$2,483,798	Nil

Employment Contracts

Rick Van Nieuwenhuyse

     Pursuant to an employment contract with the Corporation effective May 1, 1999, Mr. Van Nieuwenhuyse is employed by the Corporation as President and Chief Executive Officer.

     The employment contract provides that if employment is terminated in the event of just cause, the Corporation will pay Mr. Van Nieuwenhuyse an amount equal to one month of salary for every full or partial year of employment. For purposes of this clause Mr. Van Nieuwenhuyse’s employment is deemed to have commenced May 1, 1999. If Mr. Van Nieuwenhuyse becomes and remains physically or mentally incapable of substantially performing his duties as President and Chief Executive Officer of the Corporation for a period of not less than six months, the Corporation may terminate the employment contract upon two months written notice or payment in lieu thereof and thereafter the Corporation is obliged to pay 50% of the salary to which Mr. Van Nieuwenhuyse would otherwise be entitled for the balance of the term of the employment contract. In the event of the death of Mr. Van Nieuwenhuyse, the Corporation may terminate the employment contract upon payment of two months salary and the Corporation is obliged to pay Mr. Van Nieuwenhuyse’s estate 50% of the salary to which he would otherwise be entitled for the balance of the term of the employment contract.

     In the event of a sale of substantially all of the assets of the Corporation or a change of control of the Corporation by virtue of a takeover bid as that term is defined in the Securities Act (Ontario), or in the event that a majority of management’s nominees to the Board of Directors are not elected, then Mr. Van Nieuwenhuyse may elect to terminate his employment with the Corporation. If Mr. Van Nieuwenhuyse makes such an election, the Corporation is required to pay to Mr. Van Nieuwenhuyse a lump sum payment equal to three times his annual salary and to continue to pay life insurance premiums for a period of five years from the date of termination of employment.

     For the fiscal year ended November 30, 2007, Mr. Van Nieuwenhuyse was entitled to an annual salary of $630,000.

     Pursuant to his employment contract, the Corporation is required to purchase a life insurance policy for Mr. Van Nieuwenhuyse in the amount of not less than three times Mr. Van Nieuwenhuyse’s annual salary, to a maximum of $500,000, the proceeds thereof to be paid in accordance with the direction of Mr. Van Nieuwenhuyse. The Corporation is also required to pay the cost of disability insurance and medical coverage during the term of the contract, as well as pay a school allowance in an amount not to exceed US$10,000 per year per child to reimburse Mr. Van Nieuwenhuyse for education costs incurred by Mr. Van Nieuwenhuyse for his two sons.

     Under the terms of Mr. Van Nieuwenhuyse’s employment contract, he was provided an interest-free housing loan in the amount of US$182,000, of which US$8,272.73 is forgivable in each year during which Mr. Nieuwenhuyse remains employed with the Corporation. The entire amount of the loan is forgiven if Mr. Van Nieuwenhuyse’s employment with the Corporation is terminated for any reason.

Peter W. Harris, Robert J. (Don) MacDonald, Douglas Brown and Joseph Piekenbrock

     Pursuant to an employment contract with the Corporation effective November 1, 2005, Mr. Harris is employed by the Corporation as Chief Operating Officer and Senior Vice President. For the fiscal year ended November 30, 2007, Mr. Harris was entitled to an annual salary of $312,000.

     Pursuant to an employment contract with the Corporation effective January 16, 2003, Mr. MacDonald is employed by the Corporation as Chief Financial Officer and Senior Vice President. For the fiscal year ended November 30, 2007, Mr. MacDonald was entitled to an annual salary of $289,800.

     Pursuant to an employment contract with the Corporation effective June 1, 2003, Mr. Brown is employed by the Corporation as Vice-President, Business Development. Effective July 1, 2007, Mr. Brown was entitled to an annual salary of US$190,960.

     Pursuant to an employment contract with the Corporation effective June 16, 2003, Mr. Piekenbrock is employed with the Corporation as Vice-President, Exploration. Effective July 1, 2007, Mr. Piekenbrock was entitled to an annual salary of US$186,400.

     The contracts of each of Mr. Harris, Mr. MacDonald, Mr. Brown and Mr. Piekenbrock continue indefinitely, unless and until terminated. Each senior officer’s salary is to be reviewed at least annually by the CEO. The CEO can make recommendations to the Board of Directors or the compensation committee of the Board of Directors regarding appropriate salary adjustments. In the event of a change of control of the Corporation, the

Corporation is required to continue to employ the senior officers in the same capacity. The Corporation is obligated to provide the senior officers with group life, long-term disability, extended medical and dental insurance coverage in accordance with the policies and procedures of the Corporation in effect from time to time. The Corporation is obligated to provide the senior officers with director’s and officer’s liability insurance appropriate to the nature of their responsibilities under their employment contracts.

     Any senior officer may terminate his obligations under his respective employment contract (1) at any time upon providing three months notice in writing to the Corporation other than Mr. Piekenbrock, whose notice period is two months; (2) upon a material breach or default of any term of the agreement by the Corporation; or (3) at any time after 90 days following the date on which there is a change of control and within 180 days of the date on which there is a change of control by providing one months notice in writing to the Corporation. A change of control shall be deemed to have occurred when: (a) at least 50% in fair market value of all the assets of the Company are sold; or (b) there is a direct or indirect acquisition by a person or group of persons acting jointly or in concert of voting shares of the Corporation that when taken together with any voting shares owned directly or indirectly by such person or group of persons at the time of the acquisition, constitutes 25% or more of the outstanding voting shares of the Corporation; or (c) a majority of the then-incumbent Board of Directors’ nominees for election to the Board of Directors of Corporation are not elected at any annual or special meeting of shareholders of the Corporation. The Corporation may terminate the senior officer’s employment at any time for just cause or upon the senior officer’s dying or becoming permanently disabled or disabled for a period exceeding 180 consecutive days or 180 non-consecutive days calculated on a cumulative basis over any two-year period during the term of the agreement, or at any time upon making the severance payment. If the senior officer’s employment agreement is terminated by the senior officer as a result of a material breach or default of any term of the agreement by the Corporation, or after 90 days following the date on which there is a change of control, or if it is terminated by the Corporation at any time or in breach of the agreement, the senior officer is entitled to receive within 10 days of the termination a severance payment equal to all compensation paid to the senior officer for the previous fiscal year multiplied by two. If the employment agreement is terminated due to the senior officer’s death or becoming disabled, the Corporation must pay to the senior officer (or his estate) his then current salary accrued as of the date of termination and his then current salary for one year after the date of termination.

Composition of Compensation Committee

     The Corporation’s Compensation Committee consists of three Directors, Messrs. McConnell, McFarland and Philip. Mr. McConnell is the Chair of the Compensation Committee. Mr. McConnell formerly served as the President (December 1984 - January 1998) and the Chief Executive Officer (January 1998 - May 1999) of the Corporation. All members of the Compensation Committee are non-executive Directors of the Corporation.

Report on Executive Compensation

     The compensation programs of the Corporation are designed to reward performance and to be competitive with the compensation agreements of other mining companies. The Compensation Committee of the Board evaluates each executive officer position to establish skill requirements and levels of responsibility. The Compensation Committee, after referring to information from other corporations and public data, determines the compensation for the executive officers.

Executive Compensation Policies and Programs

     In establishing compensation objectives for executive officers, the Compensation Committee seeks to accomplish the following goals:

1.	to motivate executives to achieve important corporate and personal performance objectives and reward them when such objectives are met;

2.	to recruit and subsequently retain highly qualified executive officers by offering overall compensation which is competitive with that offered for comparable positions in other mining companies; and

3.	to align the interests of executive officers with the long-term interests of shareholders through participation in the Corporation’s incentive stock option plan.

     Currently, the Corporation’s executive compensation package consists of the following principal components: salary, annual incentive cash bonus, various health plan benefits generally available to all employees of the Corporation and long-term incentive in the form of stock options.

     Salaries for executive officers are determined by evaluating the responsibilities inherent in the position held and the individual’s experience and past performance, as well as by reference to the competitive marketplace for management talent at other mining companies. The Compensation Committee refers to industry, local and national surveys, prepared for the most part by independent consultants. An individual whose compensation is being determined abstains from voting on the matter.

     At the end of each year, the Compensation Committee reviews actual performance against the objectives set by the Corporation and the executive for such year. The assessment of whether the Corporation’s objectives for the year have been met includes, but is not limited to, considering the quality and measured progress of the Corporation’s exploration and development projects, raising of capital, corporate alliances and similar achievements.

     Stock options are generally awarded to executive officers at commencement of employment and periodically thereafter. Options are granted to reward individuals for current performance, expected future performance and value to the Corporation, and take into account the stock options held by the individual. The principles described above apply to the determination of the compensation of all executive officers, including the Chief Executive Officer.

     Presented by the Compensation Committee: Gerald McConnell (Chair), Cole McFarland and James Philip.

Performance Graph

     The following graph depicts the cumulative total Shareholder returns in the five years since November 30, 2002 assuming a $100 investment in the Common Shares on November 30 of each year, compared to an equal investment in the S&P/TSX Composite Index.

Year	2002	2003	2004	2005	2006	2007
Value based on $100 invested in NovaGold	$100	$135	$209	$233	$400	$211
Value based on $100 invested in S&P/TSX Composite	$100	$120	$137	$165	$194	$208

Compensation of Directors

     Upon recommendation by the Corporation’s Compensation Committee, the Board of Directors of the Corporation approved on October 8, 2004, the following compensation structure for Directors effective January 1, 2004:

Activity	Compensation
Membership on Board	US$10,000 per annum
Preparation and attendance at Board meetings	US$1,000 per meeting
Committee Chair (excluding Audit Committee)	US$1,500 per annum
Audit Committee Chair	US$4,000 per annum
Preparation and attendance at Committee meetings	US$1,000 per meeting

     The Corporation has a formalized stock option plan (“Stock Option Plan”) for the granting of incentive stock options to the officers, Directors and employees of the Corporation. The purpose of granting options pursuant to the Stock Option Plan is to assist the Corporation in compensating, attracting, retaining and motivating the Directors of the Corporation and to closely align the personal interests of such persons to that of the Shareholders.

     During the year ended November 30, 2007, upon recommendation of the Board of Directors, 100,000 options at an exercise price of $16.89 were granted to Patrick Downey and 100,000 options at an exercise price of $16.26 were granted to Kalidas Madhavpeddi upon their appointment to the Board. No options were granted to the remaining Board members.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN

Equity Compensation Plan Information

     On May 11, 2004 (as amended), the Shareholders of the Corporation approved the adoption of a new stock option plan (“Stock Option Plan”) which replaced the Corporation’s old stock option plan. The Stock Option Plan’s purpose is to attract and retain service providers, officers or Directors to the Corporation and to motivate them to advance the interests of the Corporation by affording them with the opportunity to acquire an equity interest in the Corporation through options. The Stock Option Plan is the sole equity compensation plan adopted by the Corporation.

     The following table sets out information as of November 30, 2007, the Corporation’s most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (c)
Stock Option Plan	8,760,780	$8.76	2,219,030

As at April 15, 2008, the Corporation had 9,696,844 options issued and outstanding under the Stock Option Plan, representing 9.22% of the Corporation’s issued and outstanding common shares.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

     As of April 15, 2008, the aggregate indebtedness to the Corporation and its subsidiaries of all officers, directors, employees and former officers, Directors and employees of the Corporation or any of its subsidiaries was nil.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

     No informed person of the Corporation, nor any proposed nominee for election as director, nor any associate or affiliate of such informed person or proposed nominee has had any material interest, direct or indirect, in any transaction entered into by the Corporation since December 1, 2006.

APPOINTMENT OF AUDITORS

     The Auditors of the Corporation since May 22, 2002 have been PricewaterhouseCoopers LLP, Chartered Accountants, 250 Howe Street, 7th Floor, Vancouver, British Columbia. From December 11, 1984 to May 22, 2002, the Halifax office of PricewaterhouseCoopers LLP served as Auditors of the Corporation. The Shareholders will be asked at the Meeting to vote for the appointment of PricewaterhouseCoopers LLP located at 250 Howe Street, 7th Floor, Vancouver, British Columbia as Auditors of the Corporation until the next annual meeting of the Shareholders of the Corporation, at a remuneration to be fixed by the Directors. It is intended that all proxies received will be voted in favour of the appointment of PricewaterhouseCoopers LLP as Auditors of the Corporation, at a remuneration to be fixed by the Directors, unless a proxy contains instructions to withhold the same from voting.

     A table setting forth the fees paid by the Corporation to its independent Auditor, PricewaterhouseCoopers LLP for the years ended November 30, 2007 and November 30, 2006 is set forth below:

	Years ended November 30
	2007	2006
Audit Fees:	$431,329	$135,801
Audit Related Fees:	$393,021	$343,803
Tax Fees	-	-
All Other Fees	$26,970	-
Total	$851,320	$479,604

     “Audit Fees” are the aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Corporation’s consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

     “Audit-Related Fees” are fees charged by PricewaterhouseCoopers LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported under “Audit Fees.” This category comprises fees billed for review and advisory services associated with the Corporation’s financial reporting.

     “Tax Fees” are fees for professional services rendered by PricewaterhouseCoopers LLP for tax compliance, tax advice on actual or contemplated transactions.

Fees disclosed under the category “All Other Fees” for the 2007 are for services not described above and for 2006 all other fees were nil.

     Greater than 50% of the votes cast by Shareholders present in person or by proxy is required to appoint the Auditors of the Corporation.

AUDIT COMMITTEE

     Information about the Corporation’s Audit Committee is provided in the Corporation’s most recent Annual Information Form (the “AIF”) under Item 9 “Officers and Directors – Audit Committee”. The AIF may be obtained from the Corporation’s public disclosure documents found on SEDAR at www.sedar.com.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     The Board is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision making. As part of the Corporation’s commitment to effective corporate governance, the Board of Directors, with the assistance of the Audit and Corporate Governance Committee, monitors changes in legal requirements and best practices.

     During the past year, there have been several changes to the corporate governance and corporate governance disclosure requirements applicable to the Corporation. Specifically, the Canadian Securities Administrators introduced in final form National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”), both of which came into force on June 30, 2005 and effectively replaced the Corporate Governance Guidelines of the Toronto Stock Exchange.

     Set out below is a description of certain corporate governance practices of the Corporation, as required by NI 58-101.

Board of Directors

     NP 58-201 recommends that boards of directors of reporting issuers be composed of a majority of independent directors. With six of the eight current directors considered independent, the Board of Directors is currently composed of a majority of independent directors. The six independent directors are: Patrick Downey, Michael Halvorson, Kalidas Madhavepeddi, Gerald McConnell, Cole McFarland and James Philip. Rick Van Nieuwenhuyse is the President and CEO of the Corporation and therefore not considered independent. Clynton Nauman is the President and CEO of a company that the Corporation may have significant influence over and therefore is also not considered independent. With six of the eight proposed directors considered independent, the new Board of Directors will also be composed of a majority of independent directors. The independent proposed directors and the non-independent proposed directors are identified above.

     The Corporation has taken steps to ensure that adequate structures and processes are in place to permit the Board of Directors to function independently of management. Although the independent directors do not meet regularly without the non-independent members of the Board, the directors can request at any time a meting restricted to independent directors for the purpose of discussing matters independently of management.

     The attendance of the Directors at meetings held between December 1, 2006 and November 30, 2007 was as follows:

Director	Board Meetings Attended	Committee Meetings Attended

Patrick Downey	5 of 5	Not applicable
Michael Halvorson	10 of 11	5 of 5
Kalidas Madhavpeddi	6 of 6	2 of 3
Gerald McConnell	9 of 11	5 of 6
Cole McFarland	9 of 11	6 of 6
Clynton Nauman	10 of 11	3 of 3
James Philip	10 of 11	8 of 8
Rick Van Nieuwenhuyse	11 of 11	Not applicable

     Currently, the following directors serve on the following boards of directors of other public companies:

Name	Reporting Issuer
Patrick Downey	Aura Gold Inc. (TSX: ORA) Mundoro Mining Inc. (TSX: MUN) Corex Gold Corporation (TSX-V: CGE) Magnum Uranium Corp. (TSX-V: MM) Zoloto Resources (TSX-V: ZR)
Michael Halvorson	Strathmore Minerals Corp. (TSX-V: STM)
Gentry Resources Ltd. (TSX: GNY)
Esperanza Silver Corporation (TSX-V: EPZ)
Orezone Resources Inc. (TSX: OZN)
ICS Copper Systems Ltd. (TSX-V: ICX)
Pediment Exploration Ltd. (TSX: PEZ)
Galena International Resources Ltd. (TSX-V: GTO.P)
Fission Energy Corp. (TSX-V: FIS)

Gerald McConnell	Etruscan Resources Inc. (TSX: EET)
Cole McFarland	Canyon Copper (OTCBB: CYOO)
Clynton Nauman	Alexco Resource Corp. (TSX: AXR)
Rick Van Nieuwenhuyse	Etruscan Resources Inc. (TSX: EET) Inter-Citic Minerals Inc. (TSX-V: ICI) Alexco Resource Corp. (TSX: AXR)

Board Mandate

     The Board of Directors is responsible for the overall stewardship of the Corporation. The Board of Directors discharges this responsibility directly and through the delegation of specific responsibilities to committees of the Board of Directors. The Board of Directors works with management to establish the goals and strategies of the Corporation, to identify principal risks, to select and assess senior management and to review significant operational and financial matters. The Board of Directors does not have a written mandate.

     The Board of Directors has appointed an Audit Committee to assist the Board of Directors in monitoring (1) the integrity of the financial statements of the Corporation, (2) the independent auditor’s qualifications and independence, (3) the performance of the Corporation’s internal financial controls and audit function and the performance of the independent auditors, and (4) the compliance by the Corporation with legal and regulatory requirements. The members of the Audit Committee are elected annually by the Board of Directors at the annual organizational meeting. The members of the Audit Committee shall meet the independence and experience requirements of the American Stock Exchange and Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Securities and Exchange Commission (“SEC”). At least one member of the Audit Committee shall be an “audit committee financial expert” as defined by the SEC. The Corporation’s Audit Committee consists of fully independent members and the Corporation’s “audit committee financial expert” is James Philip. Audit Committee members shall not simultaneously serve on the audit committees of more than two other public companies. The Audit Committee meetings are held quarterly at a minimum. The Corporation’s Audit Committee Charter is available on the Corporation’s web site at www.novagold.net and in print to any Shareholder who provides the Corporation with a written request.

Position Descriptions

     The position descriptions for the chairs of each Board of Directors committee are contained in the committee charters. The chair of each of the Audit and Corporate Governance Committee and the Compensation Committee is required to ensure the Committee meets regularly and performs the duties as set forth in its charter, and reports to the Board of Directors on the activities of the Committee. The Board of Directors has not developed a written position description for the Chairman of the Board as this position is presently held by the Chief Executive Officer.

     The Board has not developed a written position description for the Chief Executive Officer. Given the relatively small size of the Corporation and the length of time Mr. Van Nieuwenhuyse and the majority of the Board members have served in such capacities, the Board of Directors believes that the roles and responsibilities have been appropriately communicated through Board of Directors meetings and informal communications amongst the Board of Directors and Mr. Van Nieuwenhuyse.

Orientation and Continuing Education

     The Corporation provides an orientation and education program to new directors. This program consists of providing education regarding directors’ responsibilities, corporate governance issues, committee charters, and recent and developing issues related to corporate governance and regulatory reporting. The Corporation provides orientation in matters material to the Corporation’s business and in areas outside of the specific expertise of the Board members. All new members of the Board of Directors have historically been experienced in the mining sector so no general mining orientation has been necessary.

     The Board of Directors also encourages senior management to participate in professional development programs and courses and supports management’s commitment to training and developing employees.

Ethical Business Conduct

     The Board of Directors has adopted a Code of Business Conduct and Ethics (the “Code”) for the Corporation’s Directors, officers and employees. A copy of the Code may be obtained by contacting the Corporation at the address given under “Additional Information” at the end of this Information Circular.

Nomination of Directors

     The Corporation does not at this time have a specific committee responsible for the nomination of directors. The nomination of Directors is currently addressed by the Board of Directors as a whole. When required, the Board of Directors collaborates with management to asses the appropriate size of the Board of Directors, to identify the necessary qualifications and skills of the Board of Directors as a whole and of each director individually, to identify potential candidates and to consider their appropriateness for membership on the Board of Directors.

Compensation

     Information regarding the composition of the Compensation Committee, the responsibilities and operations of the Compensation Committee and the process by which compensation is determined, is discussed above in “Composition of the Compensation Committee”, “Report on Executive Compensation” and “Compensation of Directors”.

Other Board of Directors’ Committees

     In addition to the Audit and Corporate Governance Committee and the Compensation Committee, the Corporation also has a Technical Committee, which consists of two directors. The functions of the Technical Committee are to consider, assess and make recommendations to the Board of Directors as required or as mandated by the Board with respect to information relating to the Corporation’s mining and/or exploration projects and to keep under review programs and the carrying out of programs. For the previous year, these activities were carried out by the Board as a whole; hence, no meetings of the Technical Committee were required.

Assessments

     The Board of Directors is responsible for selecting and appointing executive officers and senior management and for monitoring their performance. The performance of executive management is annually measured against pre-set objectives and the performance of mining companies of comparable size. The Audit and Corporate Governance Committee is responsible for overseeing the development and implementation of a process for assessing the effectiveness of the Board, its committees and its members. The Audit and Corporate Governance Committee has determined that, given the size of the Corporation, continuing informal assessment is most appropriate at this time.

OTHER BUSINESS

     Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the person named in the proxy to vote the shares represented thereby in accordance with his best judgment on such matter.

ADDITIONAL INFORMATION

     Additional information relating to the Corporation is available on SEDAR at www.sedar.com. To request copies of the Corporation’s financial statements and MD&A, Shareholders should contact Robert J. (Don) MacDonald, Chief Financial Officer, at NovaGold Resources Inc., Suite 2300, 200 Granville Street, Vancouver, British Columbia, V6C 1S4, Telephone (604) 669-6227, Fax (604) 669-6272. Financial information is provided in the Corporation’s comparative financial statements and MD&A for its most recently completed financial year.

OTHER MATERIAL FACTS

     There are no other material facts to the knowledge of the Board of Directors relating to the matters for which this Management Information Circular is issued which are not disclosed herein.

CERTIFICATE

     The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The contents and the sending of the Management Information Circular have been approved by the Board of Directors.

     BY ORDER OF THE BOARD OF DIRECTORS, this 15th day of April, 2008.

“Rick Van Nieuwenhuyse”
Rick Van Nieuwenhuyse,
President and Chief Executive Officer